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                                                Filed by IMS Health Incorporated
                                Pursuant to Rule 425 under the Securities Act of
                            1933 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049


THE FOLLOWING IS MATERIAL DISTRIBUTED BY IMS HEALTH
INCORPORATED TO ITS EMPLOYEES:
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Enabling Health e Business
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To the people of IMS HEALTH and TriZetto:

Today we announce a transformation in healthcare, combining IMS HEALTH with TriZetto.

Together, we will create the global leader in Internet healthcare solutions -- the first worldwide business-to-business Internet healthcare company.

Together, we will leverage the power of the Internet to link pharmaceutical companies, payors, providers and other healthcare stakeholders in a virtual community.

The basis of our success is YOU.

Together, we advance world health.

/s/ Vickie Fash                                               /s/ Jeff Margolis

Vickie Fash                                                   Jeff Margolis
President and CEO                                             Chairman and CEO
IMS HEALTH                                                    TriZetto

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Priority Objectives

o Advance world health through comprehensive Web-based services and products, offering unmatched content and connectivity

o Leverage data and resources to offer powerful new information combinations and insights

o Empower healthcare stakeholders with information and access for improved decision-making

o Drive inefficiencies out of the healthcare system, helping to make it more efficient, accessible and affordable worldwide

o     Establish a high-growth, profitable business that builds shareholder value

o     Create a fast-moving, innovative place to work and grow professionally


What Happens Next?

o     Integration teams begin work immediately

o     Anticipated completion of the transaction is 3Q 2000


For More Information

o News updates will be provided via the Intranet, e-mail and in employee publications

o Public information will be posted on a new Web site, http://www.triims.com, as well as on both company's current sites: http://www.trizetto.com and http://www.imshealth.com


Important Human Resources Information

Compensation & Benefits

o     Existing plans remain in effect at this time

o     New, integrated compensation and benefits plans will be designed

o     The new plans will offer a competitive package of benefits

o As these plans are designed, information on your opportunities will be communicated

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Job Security Information

o While most job responsibilities remain unaffected by the merger, the new company has exciting plans for career growth opportunities

o Naturally, the new combination will lead to changes in current organization structures, and new opportunities for professional development

o You will be informed about the new organization as decisions are made in the course of the integration process


Job Opportunity Information

o Growth is planned through product development and future acquisitions, creating new and interesting job opportunities

o     Career opportunities will be widely posted

Timetable
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                                                               3rd QUARTER

                                                               Shareholders
                                                               Vote on
                                           JUNE                Transaction

                                           Regulatory          Merger
                                           Reviews and         Transaction
                        APRIL              Approvals           Closes

                        Integration Teams                      Strategic
                        Begin Work                             Technologies
      MARCH 29                                                 Spin-off
                                                               Completed
      Agreement
      Announced                                                New Shares


                                                               Begin Trading

THE FOLLOWING IS MATERIAL DISTRIBUTED BY IMS HEALTH INCORPORATED TO
ITS EMPLOYEES:


E-mail message to employees from Vickie Fash:

Today we announce exciting news -- the creation of the world's premiere healthcare eBusiness.

We are combining the global insights of IMS HEALTH with the connectivity and technology expertise of TriZetto, a leading provider of Internet-enabled application services and healthcare business portals. Together, we will advance world health.

You can find out more about today's merger announcement in several ways. Attached below are documents outlining information for employees, including today's news release on the announcement, an employee overview and questions and answers.

If you have Internet access, you also can visit our merger update Web site - http://www.triims.com, which features company profiles, contact information and links to both companies' Websites. After 12 p.m. U.S. EST today, you can re-visit the site to hear an audio broadcast of today's conference call to financial analysts, hosted by TriZetto CEO Jeff Margolis and me. Employee information also is available on your local Intranet site, which will be updated regularly.

This is an exciting transformation of our company. Together, we are shaping the future of healthcare.

Vickie

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This release may contain forward-looking information (statements that are not historical facts and relate to future performance) that involves risks and uncertainties. The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future net revenues, profits, and financial results, the market for TriZetto's services, future service offerings, client and partner relationships, and TriZetto's operational capabilities. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the effectiveness of TriZetto's implementation of its business plan, the market's acceptance of TriZetto's services, risks associated with management of growth, reliance on third parties to supply key components of TriZetto's services, attraction and retention of employees, variability of quarterly operating results, including the effects of the client purchasing patterns due to Year 2000 issues, competitive factors, risks associated with acquisitions, changes in demand for third party products or solutions, which form the basis of TriZetto's service offerings, and risks associated with rapidly changing technology, as well as the risks identified in TriZetto's SEC filings, including information under the heading of risk factors in its Form S-1 filed in October 1999.

This release includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS HEALTH believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results of IMS HEALTH to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (ii) to the extent IMS HEALTH seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and ventures on satisfactory terms, (iii) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, (iv) regulatory, legislative and enforcement initiatives, particularly in the areas of medical privacy and tax, and (v) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS HEALTH's customers operate. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company made from time to time with the Securities and Exchange Commission.

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                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.